EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

	T 604.682.3701	Suite 400, 455 Granville Street	ir@avino.com
	F 604.682.3600	Vancouver, BC V6C 1T1	www.avino.com

January 11, 2011

AVINO SAMPLES UP TO 0.65M OF 4576 G/T AG & 9.09 G/T AU AT SAN GONZALO.

Avino Silver and Gold Mines (Avino) is pleased to report on further progress from the bulk sampling program at Avino’s San Gonzalo mine 85Km North east of Durango, Mexico.

Avino has been developing two stopes 2-080 and 2-140 above the 2260 level.  To date approximately 10,000 tonnes have been mined and stockpiled.  The mill has been processing development rock from the initial drift along the San Gonzalo vein on the 2260 level but will start on the stockpiled rock from the stopes by the end of this week.  There is approximately 1500 tonnes left to mine from the two stopes as part of the bulk sample but Avino has been extending level 2260 to the South east along the San Gonzalo vein structure towards drill hole SG-07-33.  This hole drilled from surface in 2007 intersected 116.15 to 122.70m (6.55m) 0.76 g/t gold 141 g/t silver.  A new stope will be started on this area of the San Gonzalo vein.  (Click here or visit avino.com to view a plan).

As part of the stoping program channel samples have been taken across the back (i.e. roof) of the stope.  The first series (sample numbers R Line 1 etc.) at approximately 2272 elevation (i.e. 12m above level 2260) and the second series (sample numbers II line 1 etc) at 2284m elevation or 24m above level 2260.

The sampling results are shown in the following tables:

Sample line	Width m.	Gold g/t	Silver g/t	Lead ppm
R- 1	2.35	1.058	232	2767
R- 2	1.95	1.396	251	2777
R- 3	2.50	1.214	534	4087
R- 4	2.35	1.319	130	5606
R- 5	2.50	0.534	133	7641
R- 6	2.05	1.109	166	3277
R- 7	1.50	1.482	382	3116
R- 8	1.30	1.933	948	2906
R- 9	1.40	0.415	270	1651
R- 10	1.35	1.000	327	1454
R- 11	1.25	0.842	346	5832
R- 12	1.30	1.279	409	3101
R- 13	1.10	1.403	340	3120
R- 14	1.55	0.639	148	1216
Average	1.75	1.099	308	3701

Total sampled length along vein 24.45m.

Sample line	Width m.	Gold g/t	Silver g/t	Lead ppm
II - 1	1.25	2.078	848	2958
II - 2	1.00	1.034	627	13194
II - 3	1.60	1.400	594	5833
II - 4	1.25	1.573	549	10533
II - 5	1.30	1.388	860	3159
II - 6	1.65	1.300	571	5543
II - 7	1.85	0.729	383	3134
II - 8	2.45	1.471	630	5297
II - 9	2.35	4.053	717	15022
II - 10	1.60	0.975	697	5755
II - 11	1.70	0.415	564	5533
II - 12	1.75	0.586	227	4745
II - 13	2.05	0.676	360	11671
II - 14	2.40	1.112	276	12173
II - 15	2.50	0.536	331	7402
II - 16	2.30	0.696	212	3942
II - 17	2.35	0.474	278	4962
II - 18	1.55	0.514	352	4139
II - 19	2.10	0.900	270	3921
II - 20	2.15	0.573	340	1865
II - 21	2.35	0.781	358	2035
II - 22	2.50	0.448	185	3666
II - 23	3.05	0.588	222	4820
II - 24	2.05	0.724	287	3725
II - 25	1.85	0.431	127	2875
II - 26	1.25	0.705	201	1973
II - 27	1.05	0.973	654	3039
II - 28	1.45	0.818	316	3196
II - 29	1.50	0.767	278	2375
II - 30	1.55	0.859	349	1525
II - 31	1.45	0.956	441	3583
II - 32	1.60	1.526	340	2716
Average	1.84	0.987	397	5307

Total sampled length along vein 58.80m.

The sampling encountered gold values as high as 9.09 g/t over a 0.45m width and 7.77 g/t (Series II Line 9 samples 156762 and 156763) Silver values as high as 1570 g/t over 0.6m width (sample 156746 series II, line 5) 4576 g/t over 0.65 m width (sample 156757 series II, line 8) and 4262 g/t over 0.45m width (sample 156762 series II line 9) were encountered.

In accordance with geostatistical conclusions in Resource estimate on the San Gonzalo vein by David Gunning P.Eng August 31, 2009, a 43101 compliant report these silver values were cut to 1500 grams per tonne.

The full sampling results can be viewed on Avino’s website

Samples are from channels cut across the San Gonzalo 1 vein.  The samples were assayed by Inspectorate Labs.  Samples were crushed and ground in Durango with pulps assayed in Reno, NV using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver, Aqua Regia digestion and ICP for base metals.

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.